Exhibit (a)(11)

[Comverge, Inc. Letterhead]

April 11, 2012

Dear Stockholder:

On behalf of the Board of Directors of Comverge, Inc. (the “Company”), we are pleased to inform you that on March 26, 2012, the Company entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Peak Holding Corp, a Delaware corporation (“Parent”) and Peak Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”). Parent and Purchaser are both affiliates of and controlled by H.I.G. Capital, LLC, a Delaware limited liability company. Pursuant to the terms of the Merger Agreement, Purchaser today commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock (the “Shares”), for $1.75 per Share in cash, without interest and less any required withholding taxes (the “Offer”). Neither the Offer nor the Merger (defined below) is subject to a financing condition.

Following completion of the Offer and, subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent. In the merger, all Shares not purchased in the Offer (other than Shares held by Parent, Purchaser or the Company, held in the Company’s treasury, or their subsidiaries, or held by stockholders who are entitled to assert, and who properly assert, appraisal rights under Delaware law) will be automatically converted into the right to receive the same cash payment as in the Offer, without interest and less any required withholding taxes (the “Merger”).

After careful consideration, the Company’s Board of Directors has unanimously (except for appropriate abstentions) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and our stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The Board of Directors also unanimously recommends that, if applicable law requires us to convene a meeting of stockholders to vote upon the Merger, stockholders vote their Shares for the adoption of the Merger Agreement.

A copy of the Company’s solicitation/recommendation statement is enclosed. It contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Parent’s and Purchaser’s Offer to Purchase, dated April 11, 2012, which sets forth the terms and conditions of the Offer, a Letter of Transmittal containing instructions as to how to tender your Shares in the Offer, and other related documents. These documents set forth the terms and conditions of the Offer.

We urge you to read the enclosed information and consider it carefully before tendering your Shares. You should act promptly, as the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of May 8, 2012, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

/s/ Alec G. Dreyer
Alec G. Dreyer Chairman of the Board

/s/ R. Blake Young
R. Blake Young Director, President and Chief Executive Officer